UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): January 25, 2016

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. **Results of Operations and Financial Condition**

On January 25, 2016, Ashland Inc. ("Ashland") announced preliminary first quarter results, which are discussed in more detail in the news release (the "News Release") attached to this Current Report on Form 8-K ("Form 8-K") as Exhibit 99.1, which is incorporated herein by reference into this Item 2.02.

Item 7.01. **Regulation FD Disclosure**

On January 25, 2016, Ashland will make available the News Release, a slide presentation and prepared remarks on the "Investor Center" section of Ashland's website located at http://investor.ashland.com. A copy of the slide presentation and the prepared remarks are attached to this Form 8-K as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference solely for purposes of this Item 7.01 disclosure.

Item 9.01. **Financial Statements and Exhibits**

(d)   Exhibits

99.1   News Release dated January 25, 2016.
99.2   Slide Presentation dated January 25, 2016.
99.3   Prepared Remarks dated January 25, 2016.

In connection with the disclosures set forth in Items 2.02 and 7.01 above, the information in this Form 8-K, including the exhibits attached hereto, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of such section. The information in this Form 8-K, including the exhibits, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing. This Form 8-K will not be deemed an admission as to the materiality of any information in this Form 8-K that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

January 25, 2016	/s/ J. Kevin Willis
	J. Kevin Willis
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated January 25, 2016.
99.2	Slide Presentation dated January 25, 2016.
99.3	Prepared Remarks dated January 25, 2016.

Exhibit 99.1

News Release



January 25, 2016

Ashland Inc. reports preliminary financial results for first quarter of fiscal 2016

- *Earnings from continuing operations equal $1.38 per diluted share*
- *Adjusted earnings from continuing operations were $1.41 per diluted share*
- *Adjusted EBITDA equals $247 million; adjusted EBITDA margin rises 240 basis points to 21.2 percent*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in differentiated specialty chemicals and, through Valvoline, a premium consumer-branded lubricant supplier, today announced preliminary[(1)] financial results for the fiscal first quarter ended December 31, 2015.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Dec. 31			
	2015		2014	
Operating income	$	151	$	169
Key items*		13		8
Adjusted operating income*	$	164	$	177
Adjusted EBITDA*	$	247	$	262
Diluted earnings per share (EPS)				
From net income	$	1.35	$	0.46
From continuing operations	$	1.38	$	0.57
Key items*		0.03		0.89
Adjusted EPS from continuing operations*	$	1.41	$	1.46
Cash flows provided by operating activities from continuing operations	$	66	$	50
Free cash flow*		13		7

*   See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.

Ashland reported income from continuing operations of $91 million, or $1.38 per diluted share, on sales of nearly $1.2 billion. These results included three key items that together reduced income from continuing operations by approximately $3 million, net of tax, or $0.03 per diluted share. For the year-ago quarter, Ashland reported income from continuing operations of $40 million, or $0.57 per diluted share, on sales of nearly $1.4 billion. There were three key items in the year-ago quarter that, on a combined basis, reduced income from continuing operations by $62 million after tax, or $0.89 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items.) For the remainder of this news release, financial results have been adjusted to exclude the effect of key items in both the current and prior-year quarters.

On an adjusted basis, Ashland's income from continuing operations in the first quarter of fiscal 2016 was $94 million, or $1.41 per diluted share, versus $102 million, or $1.46 per diluted share, for the year-ago quarter.

Ashland's results as compared to the year-ago quarter were as follows:
- While the company achieved continued growth in several core product lines, overall sales continued to be affected by the divestiture of non-core product lines, foreign exchange rates and weakening demand in the North American energy market. Together these factors reduced sales by approximately $155 million, to nearly $1.2 billion;
- Selling, general and administrative (SG&A) costs declined 4 percent, to $233 million, as a result of foreign exchange rates, divestitures and employee-related expenses; and
- Adjusted EBITDA margin rose by 240 basis points, to 21.2 percent. This improvement was driven by better business mix, good pricing discipline and margin management.

"The Ashland team generated another quarter of strong EBITDA margin growth in what is typically our weakest period of the year, despite stiff economic headwinds that reduced our overall results," said William A. Wulfsohn, Ashland chairman and chief executive officer. "Our focus on growing the higher-margin, differentiated product lines where we add more value for customers – combined with another record quarter from Valvoline and good cost discipline – helped drive this margin improvement."

He continued: "Ashland Specialty Ingredients (ASI) reported further sales gains in several of its core growth end markets, including pharmaceutical, hair care and coatings. However, these gains were more than offset by the combined effect of persistent macroeconomic headwinds resulting in lower-than-expected demand in other end markets. Within Ashland Performance Materials, composites reported solid year-over-year margin growth as a result of pricing discipline and its continued focus on product innovation and application development. Valvoline posted record first-quarter earnings, driven by good overall volume growth, improved channel and product mix, strong same-store sales growth at Valvoline Instant Oil Change[SM] (VIOC) and continued margin management."

Wulfsohn also said Ashland continues to prioritize the effective allocation of capital through targeted investments in core product line growth and in return of cash to shareholders. During the first quarter, the company entered into a $500 million accelerated share repurchase agreement, with an initial delivery of approximately 3.9 million shares. Separately, Ashland announced in mid-December a definitive agreement to acquire OCH International, Inc. (Oil Can Henry's), which operates and franchises a total of 89 quick-lube stores in six states. This acquisition, which is expected to be completed in the second quarter of fiscal 2016, will expand Valvoline's store base by nearly 10 percent and mark Valvoline's entry into the quick-lube space in several Pacific Northwest markets.

"The acquisition of Oil Can Henry's is consistent with Valvoline's strategy of investing in higher-return opportunities within its core lubricants business. We believe the continued expansion of the quick-lubes store footprint, via both organic growth as well as acquisitions, is among the most attractive investments for Valvoline," Wulfsohn explained.

Reportable Segment Performance

To aid understanding of Ashland's ongoing business performance, the results of Ashland's reportable segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

ASI achieved volume and share gains in several core growth end markets such as pharmaceutical, hair care and coatings. These gains were more than offset by weak energy markets, foreign currency and exited product lines. In total, ASI's sales declined 15 percent, to $476 million. Overall results were lower than expected due to weaker demand in certain end markets, with customer destocking contributing to the shortfall. As expected during the quarter, ASI also completed maintenance turnarounds at numerous manufacturing facilities, which added $10 million in incremental costs. This work largely completes the planned turnarounds at ASI manufacturing facilities for fiscal 2016. The combination of the aforementioned headwinds totaled approximately $25 million – equal to the decline in ASI's adjusted EBITDA during the quarter. Adjusted EBITDA margin fell 150 basis points, to 19.7 percent.

Within the Consumer Specialties division, sales revenue declined 7 percent, or a currency-adjusted 2 percent, versus the prior year. ASI continued to see good penetration of its value-added products sold into the pharmaceutical market, with currency-adjusted sales rising 3 percent. ASI continues to gain share in key technology platforms by capitalizing on its more differentiated controlled-release chemistries. Overall results within personal care were mixed. Sales declined by a currency-adjusted 7 percent on lower demand from our sun- and oral-care customers. These results were partially offset by improved demand for Ashland's hair-care products, where the company reported robust volume growth, driven by recent product introductions. Within the Industrial Specialties division, sales declined 23 percent, or a currency-adjusted 21 percent, largely due to continued weakness in the North American energy market and the combined impact from exited product lines and foreign currency. Within coatings, Ashland is seeing good volume growth supported by a recent increase in manufacturing capacity. In addition, Ashland recently completed an expansion of its paint and coatings application lab in Wilmington, Delaware, to help customers create new formulations and accelerate product development. The new facility provides paint formulators with expansive resources for testing new or modified formulations, understanding consumer preferences, and optimizing their products for success.

Looking ahead to the second quarter of fiscal 2016, ASI expects sales to increase sequentially, in line with normal seasonality. Second-quarter sales are expected to be in the range of $515-$535 million and EBITDA margins to be in the range of 23.5-24.5 percent.

Ashland Performance Materials (APM) reported strong margin growth in the first quarter, driven by good pricing discipline amid a volatile raw-material environment within Composites and a continued focus on product innovation and application development. Overall EBITDA margin rose 360 basis points, to 16 percent. This performance was offset by weaker results within Intermediates & Solvents (I&S), where volumes and pricing negatively affected sales and earnings. These factors, combined with the effects of divestitures and foreign exchange, led to a 12 percent year-over-year decline in EBITDA, to $37 million. Within Composites, volumes in Europe continued to grow as we achieved better penetration of our value-added products into residential construction markets. Volume strength in Europe was offset by softness in other regions, notably China and Brazil, where industrial growth is slowing. Sales to North American energy markets also remained weak. Overall composites sales declined 23 percent for the quarter. The majority of this decline was due to lower pricing reflecting lower raw material costs, and unfavorable foreign currency translation. Within I&S, overall results reflected lower volumes and pricing for butanediol (BDO), consistent with previous expectations. When compared to the prior-year period, total I&S sales declined 20 percent.

For the second quarter of fiscal 2016, APM expects sales to increase sequentially, in line with normal seasonality. Second-quarter sales are expected to be in the range of $235-$255 million and EBITDA margins to be in the range of 10-11 percent. Weaker BDO volumes and pricing, coupled with a scheduled I&S plant shutdown, are expected to drive the sequential margin decline.

Valvoline turned in another strong performance, with volume growing 4 percent and EBITDA climbing 10 percent, to $101 million. This marks the ninth consecutive quarter of year-over-year EBITDA growth. EBITDA as a percent of sales was 22.1 percent, an increase of 340 basis points versus the prior year. Total sales declined 7 percent, to $456 million, primarily as a result of pass-through pricing from lower raw-material costs and currency headwinds. Within the Do-it-Yourself (DIY) channel, volume was largely flat although mix improved due to well-executed promotions with a number of key customers. At VIOC, same-store sales rose nearly 6 percent at company-owned sites. Over the past year, VIOC has added 26 stores, bringing the total of company-owned and franchise sites to 956 at the end of December. Within Valvoline's international channel, volume grew 8 percent, driven by good execution of channel building efforts. Valvoline's overall mix continued to improve, with U.S. premium-branded lubricant sales volume increasing to 43.0 percent, a 460-basis-point improvement from the year-ago period.

For the second quarter, Valvoline expects continued strong performances across each channel. Sales are expected to be approximately $480-$490 million while EBITDA margin is expected to be approximately 23 percent.

When adjusted for key items, Ashland's effective tax rate for the December 2015 quarter was 25 percent. For the full 2016 fiscal year, the company continues to expect its adjusted effective tax rate to be in the range of 24-26 percent.

Separation Update
Last September, Ashland announced a plan to separate into two independent, publicly traded companies – one focused on specialty chemicals and the other focused on high-performance lubricants. The new Ashland will be a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets. Valvoline will focus on building the world's leading engine and automotive maintenance business by providing hands-on expertise to customers in each of its primary market channels. Each company will be a leader in its respective industry, with the capital structure, financial resources and capital allocation strategies to drive revenue and earnings growth.

Ashland remains on track to complete the separation consistent with its previously stated timeline. Separation planning and key work streams are continuing, with the work being led by a project management team composed of business and resource group leaders from around the world.

"Over the past four months, we have worked as one team to prepare these two strong, but distinctly different, business platforms for success as independent, publicly traded companies," said Wulfsohn. "Each of these businesses has a tremendous foundation on which to build, as well as attractive growth opportunities and experienced leadership teams. The new Ashland will be positioned to drive continued growth in higher-margin, value-added core product lines and build on its reputation for industry-leading innovation, while optimizing its business and product portfolio and maintaining a disciplined approach to capital investment. At the same time, Valvoline will continue expanding its network of Valvoline Instant Oil Change stores, pursuing opportunities to capture new market share by leveraging the Valvoline brand across multiple channels, and growing its international presence."

Outlook

Wulfsohn added: "Looking ahead, we should begin to lap some of the headwinds we have been facing as we enter the June quarter. In addition, Valvoline expects continued year-over-year earnings growth and margin improvement. We expect ASI to continue expanding its positions in higher-margin, core growth end markets. At the same time, in line with recent global dynamics, we are seeing lower-than-expected March quarter demand in Industrial Specialties markets in emerging regions. In this context, ASI is accelerating productivity and sales pipeline initiatives."

He concluded: "We have a great team, aligned around a clear strategy and vision, with a proven track record of taking the actions required to drive operating and financial results that will create value for our shareholders. We are making important gains within ASI's core growth end markets, Valvoline and with the separation into two great companies."

Conference Call Webcast

Ashland will host a live webcast of its first-quarter conference call with securities analysts at 9 a.m. EST Tuesday, January 26, 2016. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures

This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland

Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

- 0 -

C-ASH

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the expected timetable for completing the separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed separation will not be consummated within the anticipated time period or at all, including as the result of regulatory market or other factors; the potential for disruption to Ashland's business in connection with the proposed separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the separation, Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program); Ashland's ability to generate sufficient cash to finance its stock repurchase plans; severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as result of new information, future event or otherwise.

[1] Preliminary Results

Financial results are preliminary until Ashland's Form 10-Q is filed with the SEC.

SM Service mark, Ashland or its subsidiaries, registered in various countries.
TM Trademark, Ashland or its subsidiaries, registered in various countries.

FOR FURTHER INFORMATION:

Investor Relations:
Seth A. Mrozek
+1 (859) 815-3527
samrozek@ashland.com

Media Relations:

Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended December 31	
	2015	**2014**
Sales	$ 1,163	$ 1,391
Cost of sales	771	982
GROSS PROFIT	392	409
Selling, general and administrative expense	224	226
Research and development expense	25	25
Equity and other income	8	11
OPERATING INCOME	151	169
Net interest and other financing expense	42	41
Net gain (loss) on divestitures	2	(85)
INCOME FROM CONTINUING OPERATIONS		
BEFORE INCOME TAXES	111	43
Income tax expense	20	3
INCOME FROM CONTINUING OPERATIONS	91	40
Loss from discontinued operations (net of taxes)	(2)	(8)
NET INCOME	$ 89	$ 32
DILUTED EARNINGS PER SHARE		
Income from continuing operations	$ 1.38	$ 0.57
Loss from discontinued operations	(0.03)	(0.11)
Net income	$ 1.35	$ 0.46
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	66	70
SALES		
Specialty Ingredients	$ 476	$ 561
Performance Materials	231	338
Valvoline	456	492
	$ 1,163	$ 1,391
OPERATING INCOME (LOSS)		
Specialty Ingredients	$ 38	$ 60
Performance Materials	24	25
Valvoline	92	83
Unallocated and other	(3)	1
	$ 151	$ 169

Ashland Inc. and Consolidated Subsidiaries

Table 2

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions - preliminary and unaudited)

	December 31 2015	September 30 2015
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,039	$ 1,257
Accounts receivable	851	961
Inventories	723	706
Deferred income taxes	155	155
Other assets	164	169
Total current assets	2,932	3,248
Noncurrent assets		
Property, plant and equipment		
Cost	4,161	4,144
Accumulated depreciation	2,005	1,962
Net property, plant and equipment	2,156	2,182
Goodwill	2,462	2,486
Intangibles	1,114	1,142
Restricted investments	289	285
Asbestos insurance receivable	176	180
Equity and other unconsolidated investments	64	65
Other assets	480	476
Total noncurrent assets	6,741	6,816
Total assets	$ 9,673	$ 10,064
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 645	$ 326
Current portion of long-term debt	55	55
Trade and other payables	461	573
Accrued expenses and other liabilities	433	494
Total current liabilities	1,594	1,448
Noncurrent liabilities		
Long-term debt	3,337	3,348
Employee benefit obligations	1,059	1,076
Asbestos litigation reserve	648	661
Deferred income taxes	81	89
Other liabilities	407	405
Total noncurrent liabilities	5,532	5,579
Stockholders' equity	2,547	3,037
Total liabilities and stockholders' equity	$ 9,673	$ 10,064

Ashland Inc. and Consolidated Subsidiaries   Table 3
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Three months ended December 31	
	2015	**2014**
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
FROM CONTINUING OPERATIONS		
Net income	$ 89	$ 32
Loss from discontinued operations (net of taxes)	2	8
Adjustments to reconcile income from continuing operations to cash flows from operating activities		
Depreciation and amortization	83	85
Debt issuance cost amortization	3	4
Deferred income taxes	3	(10)
Equity income from affiliates	(4)	(4)
Distributions from equity affiliates	5	3
Stock based compensation expense	8	7
Gain on available-for-sale securities	(2)	-
Net loss (gain) on divestitures	(2)	85
Pension contributions	(4)	(6)
Change in operating assets and liabilities (a)	(115)	(154)
Total cash provided by operating activities from continuing operations	66	50
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
FROM CONTINUING OPERATIONS		
Additions to property, plant and equipment	(53)	(43)
Proceeds from disposal of property, plant and equipment	1	1
Purchase of operations - net of cash acquired	(4)	-
Proceeds (uses) from sale of operations or equity investments	(2)	106
Reimbursement from restricted investments	7	-
Proceeds from the settlement of derivative instruments	7	-
Total cash provided (used) by investing activities from continuing operations	(44)	64
CASH FLOWS USED BY FINANCING ACTIVITIES		
FROM CONTINUING OPERATIONS		
Repayment of long-term debt	(14)	-
Proceeds (repayment) from short-term debt	319	(6)
Repurchase of common stock	(500)	(127)
Cash dividends paid	(24)	(24)
Excess tax benefits related to share-based payments	-	2
Total cash used by financing activities from continuing operations	(219)	(155)
CASH USED BY CONTINUING OPERATIONS	(197)	(41)
Cash used by discontinued operations		
Operating cash flows	(10)	(84)
Investing cash flows	-	(2)
Effect of currency exchange rate changes on cash and cash equivalents	(11)	(10)
DECREASE IN CASH AND CASH EQUIVALENTS	(218)	(137)
Cash and cash equivalents - beginning of period	1,257	1,393
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,039	$ 1,256
DEPRECIATION AND AMORTIZATION		
Specialty Ingredients	$ 61	$ 59
Performance Materials	13	17
Valvoline	9	9
	$ 83	$ 85
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		
Specialty Ingredients	$ 43	$ 23
Performance Materials	4	6
Valvoline	5	10
Unallocated and other	1	4
	$ 53	$ 43

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries

Table 4

INFORMATION BY REPORTABLE SEGMENT

(In millions - preliminary and unaudited)

	Three months ended December 31	
	2015	**2014**
SPECIALTY INGREDIENTS		
Sales per shipping day	$ 7.7	$ 9.1
Metric tons sold (thousands)	68.7	79.9
Gross profit as a percent of sales (a)	32.9%	32.7%
PERFORMANCE MATERIALS		
Sales per shipping day	$ 3.7	$ 5.4
Metric tons sold (thousands)	106.2	129.5
Gross profit as a percent of sales (a)	22.1%	17.3%
VALVOLINE		
Lubricant sales (gallons)	40.4	38.9
Premium lubricants (percent of U.S. branded volumes)	43.0%	38.4%
Gross profit as a percent of sales (a)	38.3%	33.3%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

	Three Months Ended December 31, 2015				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring and separation costs	$ 3	$ -	$ -	$ (6)	$ (3)
Legal reserve	-	-	-	(10)	(10)
All other operating income	35	24	92	13	164
Operating income (loss)	38	24	92	(3)	151
NET INTEREST AND OTHER FINANCING EXPENSE				42	42
NET GAIN ON DIVESTITURES				2	2
INCOME TAX EXPENSE (BENEFIT)					
Key items				(4)	(4)
Discrete items				(6)	(6)
All other income tax expense				30	30
				20	20
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 38	$ 24	$ 92	$ (63)	$ 91

	Three Months Ended December 31, 2014				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ -	$ -	$ -	$ (1)	$ (1)
Award modification	-	-	-	(7)	(7)
All other operating income	60	25	83	9	177
Operating income	60	25	83	1	169
NET INTEREST AND OTHER FINANCING EXPENSE				41	41
NET LOSS ON DIVESTITURES					
Loss on sale of Elastomers				(85)	(85)
INCOME TAX EXPENSE (BENEFIT)					
Key items				(31)	(31)
All other income tax expense				34	34
				3	3
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 60	$ 25	$ 83	$ (128)	$ 40

Ashland Inc. and Consolidated Subsidiaries

Table 6

RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW

(In millions - preliminary and unaudited)

Free cash flow (a)	Three months ended December 31 2015	2014
Total cash flows provided by operating activities from continuing operations	$ 66	$ 50
Adjustments:		
Additions to property, plant and equipment	(53)	(43)
Free cash flows	$ 13	$ 7

(a) Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment and other items Ashland has deemed non operational (if applicable).

RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

		Three months ended December 31		
Adjusted EBITDA - Ashland Inc.		**2015**		**2014**
Net income	$	89	$	32
Income tax expense		20		3
Net interest and other financing expense		42		41
Depreciation and amortization (a)		81		85
EBITDA		232		161
Loss from discontinued operations (net of taxes)		2		8
Net loss on divestiture		-		85
Operating key items (see Table 5)		13		8
Adjusted EBITDA	$	247	$	262
Adjusted EBITDA - Specialty Ingredients				
Operating income	$	38	$	60
Add:				
Depreciation and amortization (a)		59		59
Key items (see Table 5)		(3)		-
Adjusted EBITDA	$	94	$	119
Adjusted EBITDA - Performance Materials				
Operating income	$	24	$	25
Add:				
Depreciation and amortization		13		17
Key items (see Table 5)		-		-
Adjusted EBITDA	$	37	$	42
Adjusted EBITDA - Valvoline				
Operating income	$	92	$	83
Add:				
Depreciation and amortization		9		9
Key items (see Table 5)		-		-
Adjusted EBITDA	$	101	$	92

(a) Depreciation and amortization excludes accelerated depreciation of $2 million for Specialty Ingredients for the three months ended December 31, 2015, which is included as a key item within this table.

Exhibit 99.2

First-Quarter Fiscal 2016 Earnings
January 25, 2016

ASHLAND

With good chemistry great things happen.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “may,” “will,” “should” and “intends” and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the expected timetable for completing the separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed separation will not be consummated within the anticipated time period or at all, including as the result of regulatory market or other factors; the potential for disruption to Ashland’s business in connection with the proposed separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the separation, Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program); Ashland’s ability to generate sufficient cash to finance its stock repurchase plans; severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as result of new information, future event or otherwise.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Highlights[1]





Adj. EPS	$1.46	$1.62	$1.41



- Reported earnings from continuing operations of $1.38 per share

- Adjusted earnings declined 3% to $1.41 vs. $1.46 per share in prior year

- Adjusted EBITDA of $247 million vs. $262 million in prior year

  - Currency, energy end market and divestitures – including exited product lines – represented approximately $20 million headwind

- In November, Ashland announced a $500 million accelerated share repurchase (ASR) agreement

  - Initial delivery of approximately 3.9 million shares

  - Scheduled to terminate no later than May 2016

[1] Ashland's earnings releases dated January 25, 2016, and November 3, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

[2] Divestitures includes elastomers, biocides, redispersible powders (RDP) and Valvoline car care product lines exited during prior four quarters.



Fiscal First Quarter – Continuing Operations

Key Items Affecting Income

($ in millions, except EPS) Preliminary	Operating Income				Total		
2016	Ashland Specialty Ingredients	Ashland Performance Materials	Valvoline	Unallocated and Other	Pre-tax	After-tax	Earnings per Share
Restructuring and separation costs	$ 3			$ (6)	$ (3)	$ (3)	$ (0.03)
Legal reserve				$ (10)	(10)	(6)	(0.09)
Tax adjustments					-	6	0.09
Total	$ 3			$ (16)	$ (13)	$ (3)	$ (0.03)
2015							
Loss on divestiture					$ (85)	$ (57)	$ (0.82)
Stock award modification				$ (7)	(7)	(4)	(0.06)
Restructuring				$ (1)	(1)	(1)	(0.01)
Total				$ (8)	$ (93)	$ (62)	$ (0.89)

- Excluding intangible amortization, adjusted EPS would have been 21 cents higher, or $1.62

ASHLAND.

Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal First Quarter Three months ended Dec. 31,			Three months ended Sept. 30,	
	2015	2014	Change	2015	Change
Sales	$ 1,163	$ 1,391	(16) %	$ 1,280	(9) %
Gross profit as a percent of sales	33.4 %	29.4 %	400 bp	33.0 %	40 bp
Selling, general and admin./R&D costs	$ 233	$ 243	(4) %	$ 253	(8) %
Operating income	$ 164	$ 177	(7) %	$ 178	(8) %
Operating income as a percent of sales	14.1 %	12.7 %	140 bp	13.9 %	20 bp
Depreciation and amortization	$ 81	$ 85	(5) %	$ 84	(4) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 247	$ 262	(6) %	$ 265	(7) %
EBITDA as a percent of sales	21.2 %	18.8 %	240 bp	20.7 %	50 bp

- Currency, energy end markets and divestitures[2] were ~$155 million headwind to sales

- Business mix, margins and cost execution drove 240 basis point increase in EBITDA margin

[1] Ashland's earnings releases dated January 25, 2016, and November 3, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

[2] Divestitures includes elastomers, biocides, redispersible powders (RDP) and Valvoline car care product line exited during prior four quarters.

Ashland Specialty Ingredients
Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal First Quarter Three months ended Dec. 31,			Three months ended Sept. 30,	
	2015	2014	Change	2015	Change
Metric tons sold (in thousands) - Actives basis	68.7	79.9	(14) %	78.1	(12) %
Sales	$ 476	$ 561	(15) %	$ 540	(12) %
Gross profit as a percent of sales	32.1 %	32.7 %	(60) bp	35.2 %	(310) bp
Selling, general and admin./R&D costs	$ 118	$ 124	(5) %	$ 121	(2) %
Operating income	$ 35	$ 60	(42) %	$ 69	(49) %
Operating income as a percent of sales	7.4 %	10.7 %	(330) bp	12.8 %	(540) bp
Depreciation and amortization	$ 59	$ 59	- %	$ 60	(2) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 94	$ 119	(21) %	$ 129	(27) %
EBITDA as a percent of sales	19.7 %	21.2 %	(150) bp	23.9 %	(420) bp

- Achieved gains in most core growth end markets
- Energy, foreign exchange (FX) and divestitures were significant headwinds to sales and EBITDA

[1] Ashland's earnings releases dated January 25, 2016, and November 3, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

Ashland Performance Materials
Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal First Quarter Three months ended Dec. 31,			Three months ended Sept. 30,	
	2015	2014	Change	2015	Change
Metric tons sold (in thousands)	106.2	129.5	(18) %	110.6	(4) %
Sales	$ 231	$ 338	(32) %	$ 256	(10) %
Gross profit as a percent of sales	22.1 %	17.3 %	480 bp	19.3 %	280 bp
Selling, general and admin./R&D costs	$ 30	$ 36	(17) %	$ 33	(9) %
Operating income	$ 24	$ 25	(4) %	$ 19	26 %
Operating income as a percent of sales	10.4 %	7.4 %	300 bp	7.4 %	300 bp
Depreciation and amortization	$ 13	$ 17	(24) %	$ 14	(7) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 37	$ 42	(12) %	$ 33	12 %
EBITDA as a percent of sales	16.0 %	12.4 %	360 bp	12.9 %	310 bp

- Favorable margins in Composites offset by generally weaker industrial volumes

- Elastomers divestiture and FX represented a $3 million EBITDA headwind

7

[1] Ashland's earnings releases dated January 25, 2016, and November 3, 2015, available on Ashland's website at
     http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

Valvoline
Results Summary[1]



($ in millions) Preliminary	Fiscal First Quarter Three months ended Dec. 31,			Three months ended Sept. 30,	
	2015	2014	Change	2015	Change
Lubricant gallons (in millions)	40.4	38.9	4 %	43.5	(7) %
Sales	$ 456	$ 492	(7) %	$ 484	(6) %
Gross profit as a percent of sales	38.3 %	33.3 %	500 bp	35.8 %	250 bp
Selling, general and admin./R&D costs	$ 88	$ 87	1 %	$ 91	(3) %
Operating income	$ 92	$ 83	11 %	$ 87	6 %
Operating income as a percent of sales	20.2 %	16.9 %	330 bp	18.0 %	220 bp
Depreciation and amortization	$ 9	$ 9	- %	$ 10	(10) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 101	$ 92	10 %	$ 97	4 %
EBITDA as a percent of sales	22.1 %	18.7 %	340 bp	20.0 %	210 bp

- Continued execution against strategic objectives leading to another record first quarter for Valvoline segment earnings

- Signed definitive agreement to acquire Oil Can Henry's and add 89 quick lube stores in the US Pacific Northwest; closing expected during fiscal Q2

8

[1] Ashland's earnings releases dated January 25, 2016, and November 3, 2015, available on Ashland's website at
    http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.



Fiscal First Quarter 2016

Corporate Items

- Adjusted corporate income of $13 million
- Net interest expense of $42 million
  - FY 2016 expectation of approximately $170-$180 million
- Adjusted effective tax rate of 25%
  - FY 2016 expectation at the upper end of the 24%-26% range
- Trade Working Capital[1] for the quarter was 18.6% of sales
- Capital expenditures totaled $53 million
  - FY 2016 expectation remains $320-340 million
- Free cash flow[2] generation of $13 million
  - FY 2016 expectation remains $325-$350 million

[1] Trade Working Capital defined as trade accounts receivables plus inventories minus trade accounts payables; calculated on a 13-month rolling basis.
[2] Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

ASHLAND.



Appendix A:
Bridges





Ashland Q1 FY 2015 vs. Q1 FY 2016

Revenue Bridge

($ millions)
Preliminary

1,391
0%
-5%
-4%
-5%
-2%
1,163
Q1 2015
Volume
Price
Currency
Acq/Div/ Other[1]
Energy
Q1 2016

- Headwinds from currency, energy markets and divestitures continued, representing ~$155 million headwind to overall sales
- Raw material pass through was primary driver to lower overall pricing

[1] Divestitures includes elastomers, biocides, redispersible powders (RDP) and Valvoline car care product lines exited during prior four quarters.

Ashland Q1 FY 2015 vs. Q1 FY 2016

Adjusted EBITDA Bridge


($ millions)
Preliminary
262
(11)
13
(3)
(9)
(5)
247
Q1 2015
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q1 2016

- Strong margins, reflecting strong price management, contributed $13 million to EBITDA
- Foreign currency translation remained a $9 million headwind

12

Ashland Specialty Ingredients
Adjusted EBITDA Bridge



($ millions) Preliminary

Q1 FY 2015 versus Q1 FY 2016



- Energy end market represents $8 million of Volume/Mix
- Divestitures and exited product lines (biocides and RDP) included in the Other category; currency, driven by Euro, was a $5 million headwind

ASHLAND.





Ashland Performance Materials

Adjusted EBITDA Bridge

($ millions)
Preliminary

Q1 FY 2015 versus Q1 FY 2016

42
(6)
4
1
(1)
(3)
37
Q1 2015
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q1 2016

- Disciplined margin management in Composites offset by weaker BDO volumes and pricing
- Other category includes $2 million impact from Elastomers divestiture

Adjusted EBITDA Bridge





Q1 FY 2015 versus Q1 FY 2016

($ millions)
Preliminary

Q1 2015	Volume/Mix	Margin	SG&A Expenses	Currency Translation	Other	Q1 2016
92	9	8	(5)	(3)	0	101

- Record Q1 earnings for Valvoline

- Lower input costs, disciplined margin management and good volume/mix key to EBITDA growth; currency was a moderate headwind



Appendix B: Volume Trends and Liquidity and Net Debt

Normalized Volume Trends[1]



Rolling Four Quarters
110%
105%
100%
95%
90%
85%
Specialty Ingredients
Performance Materials
Valvoline
Dec '13
Mar '14
Jun '14
Sept '14
Dec '14
Mar '15
Jun '15
Sept '15
Dec '15
Period Ended

17

[1] Excludes volumes associated with divestitures of elastomers and biocides and exited redispersible powders (RDP) product line for all periods.
ASI and APM reflect realignment of adhesives and intermediates and solvents for all periods.

ASHLAND.

Liquidity and Net Debt



($ in millions)

Liquidity	At Dec 31, 2015
Cash	$ 1,039
Available revolver and A/R facility capacity	700
Liquidity	$ 1,739

Debt	Expiration	Interest Rate	Moody's	S&P	At Dec 31, 2015
4.750% senior notes, par $1,125 million	08/2022	4.750%	Ba1	BB	$ 1,121
Term Loan A	06/2020[1]	L+175	Ba1	BB	1,073
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB	700
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB	376
A/R facility drawn[2]	03/2017	L+65			100
6.5% debentures, par $282 million	06/2029	6.50%	Ba2	B+	137
Revolver drawn[3]	06/2020	L+175	Ba1	BB	520
Other debt		Various			10
Total debt			Ba1/ Stable	BB/ Negative	$ 4,037
Cash					$ 1,039
Net debt (cash)					$ 2,998

[1] The Term Loan has an amortizing principal, starting in 2015, with complete repayment in 2020.

[2] AR securitization facility with maximum borrowing capacity of $250 million; Dec 31 capacity of $195 million

[3] $1.2 billion facility, including ~$75 million used for letters of credit

Scheduled Debt Repayments by Fiscal Year





Appendix C:
Business Profiles
12 Months Ended December 31, 2015

Corporate Profile



Sales[1] - $5.2 Billion

By business unit



Ashland Specialty Ingredients 42%

Ashland Performance Materials 20%

Valvoline 38%

By geography



Europe 24%

North America[2] 52%

Asia Pacific 16%

Latin America/Other - 8%

[1] For 12 months ended December 31, 2015.

[2] Ashland includes only U.S. and Canada in its North America designation.

ASHLAND.

Corporate Profile



Adjusted EBITDA[1] - $1.1 Billion



Ashland Performance Materials 13%

Ashland Specialty Ingredients 47%

Valvoline 40%

NYSE Ticker Symbol:	ASH
Total Employees:	~10,500
Outside North America	~30%
Number of Countries in Which Ashland Has Sales:	More than 100

ASHLAND.

[1] For 12 months ended December 31, 2015. See Appendix D for reconciliation to amounts reported under GAAP.

Ashland Specialty Ingredients: A global leader of cellulose ethers, vinyl pyrrolidones and biofunctionals



Sales by Market[2]



Coatings 15%
Construction 8%
Energy 3%
Other Industrial Specialties – 7%
Adhesives 15%
Personal Care 26%
Pharma 16%
Nutrition & Other Consumer Specialties 10%

Sales by Product[4]



Adhesive 15%
PVP 19%
Actives – 7%
Vinyl Ethers 6%
Other[3] 15%
Cellulosics 38%

Sales by Geography



Europe 32%
Asia Pacific 19%
Latin America/ Other – 11%
North America 38%

For 12 Months Ended December 31, 2015
Sales: $2.2 billion
Adjusted EBITDA: $502 million[1]
Adjusted EBITDA Margin: 23.0%[1]

[1] See Appendix D for reconciliation to amounts reported under GAAP.
[2] Within the Sales by Market chart above, Industrial Specialties are presented in orange and Consumer Specialties are presented in blue.
[3] Includes Biocides' sales only through July 1, 2015.
[4] Within the Sales by Product chart above, sales for the 12 months ended December 31, 2015 were reclassified between product line categories during the current quarter.

Ashland Performance Materials
Global leader in unsaturated polyester resins and vinyl ester resins



Sales by Market



- Transportation 13%
- Electronics 5%
- Other Process Industries 15%
- Marine 15%
- PU/TPU[2] 3%
- Construction: Residential 12%
- Construction: Infrastructure 6%
- Construction: Industrial 31%

Sales by Product



- Intermediates/Solvents 29%
- Composites 71%

Sales by Geography



- Europe 38%
- Asia Pacific – 15%
- North America 41%
- Latin America/Other 6%

For 12 Months Ended December 31, 2015
Sales: $1.1 billion
EBITDA: $141 million[1]
EBITDA Margin: 13.4%[1]

23

1 See Appendix D for reconciliation to amounts reported under GAAP.
2 PU/TPU stands for Polyurethane and Thermoplastic Polyurethane.

ASHLAND.

Valvoline: A leading worldwide producer and distributor of premium-branded lubricants and automotive chemicals



Sales by Market



- DIFM: Valvoline Instant Oil Change 20%
- Valvoline International 29%
- DIFM: Installer Channel 22%
- Do-It-Yourself 29%

Sales by Product



- Lubricants 87%
- Chemicals[3] – 6%
- Antifreeze 5%
- Filters 2%

International Sales by Region[2]



- Australia 21%
- Asia Pacific ex Australia 37%
- Latin America/ Other – 19%
- Europe 23%

For 12 Months Ended December 31, 2015
Sales: $1.9 billion
Adjusted EBITDA: $420 million[1]
Adjusted EBITDA Margin: 21.8%[1]

[1] See Appendix D for reconciliation to amounts reported under GAAP.
[2] Includes nonconsolidated joint ventures.
[3] Includes car care products' sales only through June 30, 2015.

ASHLAND.



Appendix D: Non-GAAP Reconciliation

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Non-GAAP Data
for 12 Months Ended December 31, 2015



($ millions, except percentages)

Sales[1]	Q1 16	Q4 15	Q3 15	Q2 15	Total	
Specialty Ingredients	476	540	579	583	2,178	
Performance Materials	231	256	278	286	1,051	
Valvoline	456	484	510	481	1,931	
Total	1,163	1,280	1,367	1,350	5,160	

Adjusted EBITDA[1]	Q1 16	Q4 15	Q3 15	Q2 15	Total	Adjusted EBITDA Margin
Specialty Ingredients	94	129	137	142	502	23.0%
Performance Materials	37	33	27	44	141	13.4%
Valvoline	101	97	116	106	420	21.8%
Unallocated	15	6	10	9	40	
Total	247	265	290	301	1,103	

[1] Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland's website for each reportable segment.

ASHLAND.

ASHLAND®

With good chemistry great things happen.™

Exhibit 99.3

First Quarter Fiscal 2016 Earnings Prepared Comments

Ashland released results for the quarter ended December 31, 2015, at approximately 5 p.m. EST today. These results are preliminary until we file our Form 10-Q with the Securities and Exchange Commission (SEC). A copy of the news release, a slide presentation and these prepared remarks have been furnished to the SEC in a Form 8-K. These prepared remarks should be read in conjunction with the slides and earnings release.

We will host a conference call and webcast on Tuesday, January 26, 2016, at 9 a.m. EST to discuss these results.

Slide 2: Forward Looking Statements, Regulation G: Adjusted Results

As shown on Slide 2, our remarks include forward-looking statements, as such term is defined under U.S. securities law.

We believe any such statements are based on reasonable assumptions, but cannot assure that such expectations will be achieved.

Please also note that we will be discussing adjusted results in this presentation. We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

Slide 3: Highlights

Ashland's fiscal first-quarter results reflect gains in most of ASI's core growth end markets, solid results in composites margins and another record quarter for Valvoline earnings. In total, compared to the prior-year quarter, EBITDA margin climbed 240 basis points to 21.2 percent. This marks another quarter of year-over-year EBITDA margin expansion. These results were offset by continued headwinds from foreign exchange, weak energy markets and the company's decision to divest or exit certain non-core product lines. Some of the company's end markets are also exhibiting softer demand characteristics than in the prior-year period. These factors were somewhat offset by the company's focus on higher-margin product lines, combined with disciplined margin management and the impact of previous share repurchases. In total, adjusted EPS declined 3 percent from the prior year.

Foreign exchange, energy markets and divestitures remained a headwind to both sales (approximately -$155 million) and EBITDA (approximately -$20 million).

Ashland reported GAAP earnings of $1.38 per share from continuing operations. After adjusting for key items, earnings per share from continuing operations were $1.41 versus $1.46 in the year-ago period.

Separately, in November Ashland announced that it had entered into a $500 million accelerated share repurchase (ASR) agreement with an initial delivery of 3.9 million shares. The agreement is scheduled to terminate no later than May 2016.

Slide 4: Key Items Affecting Income

In total, three key items had a net unfavorable impact on EPS from continuing operations of $0.03 in the first quarter. These items were as follows:

1.) $3 million after-tax charge, composed of internal separation costs and partially offset by the reversal of a portion of the charge related to restructuring activities at a manufacturing facility;
2.) $6 million after-tax charge related to a legal reserve accrual;
3.) $6 million after-tax benefit related to discrete tax items.

The year-ago quarter included three key items with a net unfavorable impact on EPS from continuing operations of $0.89.

Slide 5: Adjusted Results Summary

EBITDA margin expanded 240 basis points from the prior year despite currency headwinds and a soft energy market. Overall business mix, good cost execution amid a favorable raw material cost environment and margin management drove the solid margin performance.

Sales were negatively affected by divestitures and exited product lines (-$71 million), foreign currency translation (-$55 million), and continued weakness in the energy market (-$29 million). The average value of the Euro during the quarter was $1.10 compared to $1.25 in the prior-year quarter. In addition, sales declined due to pricing adjustments related to lower raw material costs. However, business mix continues to be favorable due to growth in our higher-margin businesses, contributing to overall margin improvement.

Selling, general and administrative (SG&A) expenses decreased $10 million from the prior year due primarily to foreign currency translation, divestitures and employee-related expenses.

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

Ashland Specialty Ingredients (ASI) First-Quarter Performance Summary
ASI achieved gains in most of its core growth end markets where our differentiated products and strong relationships continue to deliver value for our customers. These gains were more than offset by macroeconomic headwinds which continued to weigh on sales and volumes during the first fiscal quarter, ASI's seasonally slowest quarter. As compared with the prior year, sales declined 15 percent. Weak energy markets (-5 percent), foreign currency translation (-3 percent) and exited product lines (-3 percent) were again headwinds to top-line results. Total sales of $476 million were below the estimate that Ashland provided at the beginning of the first quarter. Lower-than-expected demand plus some customer destocking were the primary drivers leading to this shortfall.

As expected during the quarter, ASI completed turnarounds at numerous manufacturing facilities. Turnarounds at these facilities occur on a nearly-annual basis for maintenance and other regulatory purposes. Total costs associated with these planned turnarounds exceeded turnaround costs in the prior-year quarter by $10 million. While these incremental costs represent a $10 million headwind to ASI's EBITDA for the first quarter, this work substantially completes the planned turnarounds at ASI facilities in fiscal 2016. Furthermore, these incremental costs were partially offset by continued margin management amid a favorable raw material cost environment plus a focus on manufacturing cost discipline during the seasonally slow quarter. The net result was a 60-basis-point decline in gross margin from prior year.

EBITDA declined 21 percent from the prior year to $94 million. Weak energy markets (-$8 million), foreign currency translation (-$5 million), exited product lines (-$2 million) and the impact of the expected plant turnarounds (-$10 million) were the primary drivers behind this year-over-year decline. EBITDA margin declined by 150 basis points to 19.7 percent.

Consumer Specialties' sales revenue declined 7 percent or a currency-adjusted 2 percent versus the prior year. Within Consumer Specialties' end markets, we continue to see good penetration of our value-added product lines sold into the core growth pharmaceuticals market, with sales growing 3 percent after adjusting for currency translation. We continue to gain share in our key technology platforms, where we have capitalized on some of our more differentiated controlled-release chemistries. Results within the personal-care end markets – particularly oral care and skin care – exhibited the impact of weaker than expected global demand and customer destocking. These results were partially offset by another solid quarter for our products sold into the hair-care market. Our position in this market has been strengthened as a result of a new technology introduction over the past year. We have been able to leverage that technology to create new products and strengthen relationships with both new and existing customers. In total, personal-care sales declined by a currency-adjusted 7 percent.

Industrial Specialties' sales declined 23 percent or a currency-adjusted 21 percent compared to the prior year. As expected, the combined effect of weak energy markets (-10 percent) and exited product lines (-5 percent) contributed to this decline. Within the core growth coatings end market, Ashland continues to see good growth in its hydroxyethylcellulose (HEC) and related product lines. Sales into the energy market declined 75 percent versus the prior year as rig activity in North America remained weak during the quarter. Volumes in other industrial end markets – including adhesives, performance specialties and construction – exhibited signs of

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

weaker-than-expected demand across many regions of the globe and particularly in China and Brazil.

Outlook
For the second quarter of fiscal 2016, we expect sales to increase sequentially, consistent with normal seasonality. We estimate second-quarter sales to be in the range of $515–$535 million. These results also incorporate the impact from current macro conditions. EBITDA margins are expected to be in the range of 23.5–24.5 percent.

Assuming foreign currency exchange rates remain at current levels, we expect to see improving comparisons to prior-year periods beginning in the second fiscal quarter. We also expect to begin lapping the headwinds from energy and exited product lines beginning in the third fiscal quarter.

Slide 7: Ashland Performance Materials – Adjusted Results Summary

Ashland Performance Materials (APM) First-Quarter Performance Summary
APM reported solid results during the first quarter that in the aggregate exceeded our overall expectations. While volumes were generally soft within composites, overall margins improved, reflecting strong pricing discipline amid a favorable raw material cost environment. This performance was offset by weaker results within I&S where BDO volumes and pricing were a headwind to sales and earnings. These factors, combined with the effects of divestitures and foreign exchange, led to a 12 percent year-over-year decrease in EBITDA to $37 million. EBITDA margin, however, improved by 360 basis points to 16.0 percent driven largely by solid composites margins. The prior-year quarter included approximately $2 million of EBITDA contributed by the now-divested elastomers division. Foreign currency translation was also a $1 million headwind to EBITDA.

Composites' volumes in Europe continued to grow, consistent with the adoption of our value-added products into residential construction markets. Volume strength in Europe was offset by softness in other regions of the world, particularly China and Brazil, where slowing industrial growth was reflected in lower volumes. Sales to North American energy markets also remain weak. Overall composites sales declined 23% for the quarter. The majority of this decline was due to lower pricing reflecting lower raw-material costs plus unfavorable foreign currency translation. While the broader macroeconomic factors negatively affected top-line results, composites posted another good quarter of year-over-year margin expansion driven by solid pricing discipline amid a favorable raw material cost environment. Margins also remained strong as our strategic focus on product innovation and application development has continued to generate value for our customers.

Within I&S, overall results were generally consistent with our prior expectation that butanediol (BDO) margins would decline in the first quarter reflecting more aggressive pricing in the marketplace. While overall I&S volumes grew when compared to the prior year, volume growth was offset by weaker pricing. When compared to the prior-year period, total I&S sales declined 20 percent.

Outlook
For the second quarter of fiscal 2016, we expect APM's results to increase sequentially, consistent with normal seasonality. APM sales are expected to be in the range of $235–$255 million with EBITDA margin in the range of 10.0–11.0 percent. Weaker BDO volumes and pricing, coupled with a scheduled I&S plant shutdown, are expected to drive the sequential decline in overall EBITDA margin in the second quarter.

Beginning in the second fiscal quarter, the now-divested elastomers division no longer impacts the prior-year comparisons.

Slide 8: Valvoline – Adjusted Results Summary

Valvoline First-Quarter Performance Summary
Valvoline reported record first-quarter earnings with EBITDA rising 10 percent, to $101 million, versus the prior year. This marks the ninth consecutive quarter of year-over-year EBITDA growth. Results were driven by solid overall volume growth of 4 percent, strong channel and product mix, strong same-store sales at Valvoline Instant Oil Change^{SM} (VIOC) and continued margin management in a favorable raw material cost environment. Sales growth of our premium products, combined with good margin management, led to the 340-basis-point increase in EBITDA margin when compared to the prior year.

At VIOC, same-store sales at company-owned sites grew by nearly 6 percent. Average ticket increased 1 percent driven by a 2 percentage point increase in premium oil changes and increased revenues from ancillary products and services. Over the past year, VIOC added 26 stores, bringing the total to 956 stores at the end of December. In December, Ashland announced that it signed a definitive agreement to acquire OCH International, Inc. (Oil Can Henry's) which operates and franchises a total of 89 quick-lube stores in six states. The acquisition will expand Valvoline's geographic footprint into the Pacific Northwest of the US which is an attractive growth market. The acquisition is expected to be completed in our fiscal second quarter and will increase the Valvoline quick lube store-count by nearly 10 percent.

Within the DIY channel, overall lubricant volume was essentially unchanged. However, mix was favorable during the quarter driven by solid Valvoline-branded lubricant sales growth resulting from well-executed promotions with key customers.

Within Valvoline's international channel, volume grew 8 percent driven by continued strong execution of our channel-building efforts. Despite the volume growth, international sales declined 9 percent from the prior year due primarily to the impact of foreign currency translation. Foreign currency had a negative impact of $18 million to Valvoline's overall sales and $3 million to Valvoline's overall earnings in the first quarter, the vast majority of which was reflected in the international channel.

Overall sales mix continued to improve, with U.S. premium-branded lubricant sales volume increasing to 43.0 percent during the quarter, a 460-basis-point increase from the prior year and a 230-basis-point increase from the fourth quarter of fiscal 2015.

In addition to improved product mix, base oil cost declines announced during the quarter contributed to the 500-basis-point year-over-year increase in gross margin. Another base oil cost decrease was announced early in the fiscal second quarter that we expect will positively impact our fiscal Q2 results. However, we expect this benefit to be somewhat offset by price adjustments during the quarter to our channel partners.

Outlook
For the fiscal second quarter, Valvoline expects continued strong performances across each channel. We expect sales to be in the range of $480–$490 million consistent with normal seasonality patterns. EBITDA margin is expected to be approximately 23 percent.

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^{SM} Service mark, Ashland or its subsidiaries, registered in various countries

Slide 9: Fiscal First Quarter 2015 – Corporate Items

During the first quarter, Ashland generated adjusted corporate income of $13 million due in large part to pension income. We continue to expect adjusted corporate income in fiscal year 2016 of approximately $40-$50 million with the year-over-year increase driven by higher pension and other post-retirement income.

Net interest expense in the quarter was $42 million. We now expect full-year interest expense of approximately $170-$180 million in 2016 due to increased borrowing levels and increases in short-term interest rates.

Excluding key items, the effective tax rate for the quarter was 25 percent. For 2016, we expect our adjusted effective tax rate to be at the upper end of the previously expected range of 24-26 percent. However, it should be noted that a number of variables can affect the rate from quarter to quarter. We will continue to share our expectations each quarter regarding the full-year rate.

Trade working capital for the quarter was 18.6 percent of sales. We continue to expect trade working capital as a percent of sales to be in the range of 19-20 percent in 2016.

Capital expenditures were $53 million in the quarter. For 2016, we continue to expect capital expenditures to be in a range of $320-$340 million reflecting previously announced capacity expansions to support growth within ASI's key technology platforms in addition to increased investment in Valvoline's digital infrastructure.

Free cash flow during the quarter was $13 million. This is consistent with normal seasonality and customary calendar year-end payment practices. We continue to expect free cash flow for the full year to be in the range of $325-$350 million.

Ashland's liquidity position remains very strong. At the quarter end, Ashland had approximately $1.7 billion of available liquidity, including $1.0 billion in cash. Nearly all of this cash is held outside the U.S.

We continue to believe that Ashland's stock remains undervalued. In November, as part of its existing $1 billion share repurchase authorization, Ashland entered into a $500 million accelerated share repurchase (ASR) agreement with an initial delivery of 3.9 million shares. The agreement is scheduled to terminate no later than May 2016. The existing repurchase authorization expires in December 2017.

For EPS purposes, we expect weighted average diluted share count to be approximately 64 million shares for the second fiscal quarter.

End of Prepared Remarks